File No. 812-14134

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) and 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OR 57(a)(4) OF THE ACT

PENNANTPARK INVESTMENT CORPORATION

PENNANTPARK FLOATING RATE CAPITAL LTD.

PENNANTPARK INVESTMENT ADVISERS, LLC

PENNANTPARK CREDIT OPPORTUNITIES FUND, LP

PENNANTPARK FLOATING RATE CAPITAL FUNDING I, LLC

PENNANTPARK SBIC LP

PENNANTPARK SBIC II LP

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

All Communications, Notices and Orders to:

Arthur H. Penn

PennantPark Investment Advisers, LLC

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

Copies to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Telephone: (202) 261-3300

Facsimile: (202) 261-3333

December 5, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
	) )	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d)
PENNANTPARK INVESTMENT CORPORATION	)	AND 57(i) OF THE INVESTMENT COMPANY
PENNANTPARK FLOATING RATE CAPITAL LTD.	)	ACT OF 1940 AND RULE 17d-1 UNDER
PENNANTPARK CREDIT OPPORTUNITIES FUND, LP	)	THE 1940 ACT TO PERMIT CERTAIN JOINT
PENNANTPARK INVESTMENT ADVISERS, LLC	)	TRANSACTIONS OTHERWISE
PENNANTPARK FLOATING RATE CAPITAL FUNDING I, LLC	)	PROHIBITED BY SECTION 17(d) OR 57(a)(4) OF
PENNANTPARK SBIC LP	)	THE ACT
PENNANTPARK SBIC II LP	)
)
)
590 Madison Avenue, 15th Floor	)
New York, New York 10022)
(212) 905-1000)
)
File No. 812-14134)
Investment Company Act of 1940)
)

PennantPark Investment Corporation (“PNNT”), PennantPark Floating Rate Capital Ltd. (“PFLT” and, together with PNNT, the “PennantPark BDCs” and each, a “PennantPark BDC”), PennantPark Floating Rate Capital Funding I, LLC (“Funding I”), PennantPark SBIC LP (“SBIC I”), PennantPark SBIC II LP (“SBIC II”), PennantPark Credit Opportunities Fund, LP (“PCOF”) and PennantPark Investment Advisers, LLC (the “Adviser”) (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain co-investment transactions that otherwise may be prohibited by Section 17(d) or 57(a)(4) of the 1940 Act.

A Regulated Fund (as defined below) may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Subsidiary”) (a) whose sole business purposes are to hold one or more investments and issue debt on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by such Regulated Fund (with such Regulated Fund at all times directly or indirectly holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the board of directors of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions of this Application; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Co-Investment Affiliate would be prohibited from investing in a Co-Investment Transaction with any Wholly-Owned Investment Subsidiary because the Wholly-Owned Investment Subsidiary would be a company controlled by a Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the applicable Regulated Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the applicable Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for a Regulated Fund’s investments and, therefore, no conflicts of interest could arise between such Regulated Fund and the Wholly-Owned Investment Subsidiary. The board of directors of the applicable Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the board of directors would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the applicable Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the board of directors will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary. Each of Funding I, SBIC I and SBIC II satisfies the definition of Wholly-Owned Investment Subsidiary. The term “SBIC Subsidiary” means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”).

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds1 and one or more Private Funds2 to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the 1940 Act (“Co-Investment Program”).

All existing entities that currently intend to rely on the Order have been named as the Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	PennantPark Investment Corporation

PNNT was organized as a Maryland corporation on January 11, 2007. PNNT is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a business development company (“BDC”) under the 1940 Act.3 PNNT has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a RIC in the future. PNNT’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. PNNT invests primarily in U.S. middle-market companies in the form of senior secured loans, mezzanine debt and equity investments. As a BDC, PNNT is subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). On April 24, 2007, PNNT closed its initial public offering, and its common stock trades on the NASDAQ Global Select Market under the symbol “PNNT”. PNNT’s principal place of business is 590 Madison Avenue, 15th Floor, New York, New York 10022. “Objectives and Strategies” with respect to each Regulated Fund, means the Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the 1934 Act, and the Regulated Fund’s reports to stockholders.

PNNT maintains a five-member board of directors (the “PNNT Board”), of which four members are not “interested persons” of PNNT within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”). Applicants state that no Independent Director of a Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction or any interest in a portfolio company, other than through an interest (if any) in the securities of a Regulated Fund and none will participate individually in any Co-Investment Transaction.

B.	PennantPark Floating Rate Capital Ltd.

PFLT was organized as a Maryland corporation on October 28, 2010. PFLT is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a BDC under the 1940 Act. As a BDC, PFLT is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. PFLT has elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. PFLT’s Objectives and Strategies are to generate current income and capital appreciation by investing primarily in floating rate loans and other investments made to U.S. private middle-market companies.4 On April 13, 2011, PFLT closed its initial public offering and its common stock trades on the NASDAQ Global Select Market under the symbol “PFLT”. PFLT’s principal place of business is 590 Madison Avenue, 15th Floor, New York, New York 10022.

PFLT maintains a five-member board of directors (the “PFLT Board”), of which four members are Independent Directors.5

[1]	“Regulated Fund” means the PennantPark BDCs and any management investment company (a) that is registered under the Act as a closed-end fund or has elected to be regulated as a BDC (as defined below) and (b) whose investment adviser is PennantPark Investment Advisers, LLC or any other adviser that is controlling, controlled by or under common control with PennantPark Investment Advisers, LLC (included in the term “Adviser”) and (c) that intends to participate in the Co-Investment Program.
[2]	“Private Fund” means PCOF and any other entity (a) whose investment adviser is an Adviser; (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act; and (c) that intends to participate in the Co-Investment Program. The Private Funds, together with the Regulated Funds are herein referred to as the “Co-Investment Affiliates.”
[3]	Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
[4]	“Floating Rate Loans” are defined as loans that typically pay interest at variable rates, which are determined periodically, on the basis of a floating base lending rate such as LIBOR, plus a fixed spread over it.
[5]	The PNNT Board and PFLT Board have identical directors.

C.	PennantPark Credit Opportunities Fund, LP

PCOF was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on December 2, 2010. PCOF relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. PCOF is operated in accordance with a partnership agreement (the “PCOF Agreement”). PennantPark Investment Advisers, LLC, subject to the oversight of the general partner, serves as the investment manager of PCOF.

The primary investment objectives of PCOF are capital preservation, income generation and capital appreciation primarily through debt and/or equity investments generally in midsize companies in North America and Western Europe. PCOF seeks to achieve superior risk-adjusted returns by investing primarily in certain senior secured loans, stressed and distressed credits, high yield bonds, international debt, mezzanine debt and selected short opportunities. PCOF is seeking to address long-term investment opportunities in certain debt strategies in the middle market. PCOF expects the opportunity in the less trafficked, less liquid credit markets to remain and believes that the off-the-run middle market will continue to offer the best risk-adjusted return profile in the credit markets.

There is overlap between the investment objectives of PNNT, PFLT and PCOF and, as a result, investments in certain issuers of securities (each issuer, a “portfolio company” and, collectively, the “portfolio companies”) would be appropriate co-investments for PNNT, PFLT and PCOF. PNNT, PFLT and PCOF all seek to invest in debt securities of U.S.-based middle-market companies.

D.	PennantPark Floating Rate Capital Funding I, LLC

Funding I is a wholly-owned subsidiary of PFLT formed to enter into a credit facility with SunTrust Bank. PFLT consolidates its financial results with those of Funding I for financial reporting purposes and measures its compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. PennantPark Investment Advisers, LLC serves as investment adviser to Funding I.

E.	PennantPark SBIC LP and PennantPark SBIC II LP

PNNT’s wholly-owned subsidiaries, SBIC I and SBIC II, were organized as Delaware limited partnerships in May 2010 and July 2012, respectively. SBIC I and SBIC II received licenses from the SBA to operate as small business investment companies, under Section 301(c) of the SBA Act in July 2010 and January 2013, respectively. Each of SBIC I and SBIC II is advised by PennantPark Investment Corporation. The objectives of SBIC I and SBIC II are to generate both current income and capital appreciation through debt and equity investments generally by investing with us in SBA-eligible businesses that meet the investment criteria used by PNNT.

F.	The Adviser

Any Co-Investment Affiliate is or will be advised by an Adviser.

PennantPark Investment Advisers, LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on January 10, 2007 and is privately held. Arthur H. Penn founded and is the managing member of the Adviser. PennantPark Investment Advisers, LLC is and each Adviser will be registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser manages the investment activities of PNNT, PFLT and PCOF pursuant to an investment advisory agreement with each entity (the “Advisory Agreements”). The Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Co-Investment Affiliates. The investment committee of the Adviser consists of the following individuals: Arthur H. Penn, Jose A. Briones, Salvatore Giannetti III and P. Whitridge Williams, Jr.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Co-Investment Affiliates

1.	Mechanics of the Co-Investment Program

As previously described, the Adviser manages the Co-Investment Affiliates pursuant to their respective Advisory Agreements. The Adviser anticipates that, from time to time, it will determine that certain investments it recommends to one Co-Investment Affiliate would also be appropriate investments for another Co-Investment Affiliate. Such a determination may result in two or more Co-Investment Affiliates co-investing in certain investments. “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary) participated together with a Co-Investment Affiliate in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

As there is overlap between the Co-Investment Affiliates’ investment objectives and investment policies, the Adviser anticipates that opportunities for Potential Co-Investment Transactions may arise when the Adviser becomes aware of investment opportunities that may be appropriate for two or more Co-Investment Affiliates. A portfolio company that is an appropriate investment for one entity may be an appropriate investment for two or more of the entities, with certain exceptions based on available capital or diversification.

In such cases, following issuance of the requested Order, the Adviser will refer all Potential Co-Investment Transactions that an investment adviser considers for a Co-Investment Affiliate, and that are within a Regulated Fund’s Objectives and Strategies, to that Regulated Fund, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, when selecting investments for a Co-Investment Affiliate, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment and other pertinent factors applicable to the respective Co-Investment Affiliate. All Advisers will implement policies and procedures reasonably designed to ensure that Potential Co-Investment Transactions that are considered for Co-Investment Affiliates are referred to the Regulated Funds consistent with Condition 1.

If the Adviser determines that an opportunity is appropriate for a Regulated Fund (and the Adviser approves the investment for the Regulated Fund), and a Co-Investment Affiliate has confirmed its desire to also participate, the Adviser will present the investment opportunity and the proposed allocation of each investment opportunity to the directors of the relevant Regulated Fund’s board that are eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) (“Required Majority”) of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by a Regulated Fund.6

Co-investment opportunities are to be allocated to a Regulated Fund either (a) based on the size recommended by the Adviser based on such Regulated Fund’s available capital and the investment’s attributes consistent with the Adviser’s allocation policy or (b) if the size of the investment available is smaller than the sum of the recommended amounts for such Regulated Fund and the other Co-Investment Affiliates, pro rata based on the relative capital of each entity available for investment (“Available Capital”). Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction. The Adviser’s allocation procedures are designed to allocate investment opportunities among the accounts sponsored or managed by the Adviser in a manner that is fair and equitable over time and consistent with its obligations under the Advisers Act and its allocation procedures, which procedures have been reviewed by the board of directors of each PennantPark BDC and will be reviewed by any other Regulated Fund.

A Regulated Fund may, subject to the terms and conditions of the Order, make additional investments in securities of issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). Co-Investment Transactions will require that the terms, conditions, price, class of securities, settlement date and registration rights applicable to the one Co-Investment Affiliate’s purchase or sale be the same as those applicable to another Co-Investment Affiliate’s purchase or sale.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The board of any regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the results that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

[6]	With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority apply as if each Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Co-Investment Affiliates will increase favorable investment opportunities for the PennantPark BDCs and any other Regulated Fund. A Co-Investment Transaction will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a Regulated Fund to have the additional capital from another Co-Investment Affiliate available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the PennantPark BDCs typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of one or more Co-Investment Affiliates as investing partners of one of the PennantPark BDCs or any other Regulated Fund may alleviate that necessity in certain circumstances.

Either PennantPark BDC or any other Regulated Fund could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Regulated Fund’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, a Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the PennantPark BDCs and any other Regulated Fund.

The Adviser, the PNNT Board and the PFLT Board believe that it would be advantageous for the Co-Investment Affiliates to co-invest and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to each Co-Investment Affiliate.

The Adviser also believes that co-investment by the Co-Investment Affiliates will afford the PennantPark BDCs and any other Regulated Fund an ability to achieve greater diversification and, together with the Co-Investment Affiliates, an opportunity to exercise greater influence on the portfolio companies in which the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered closed-end investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act is made applicable to BDCs by Section 57(i) of the 1940 Act.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by one or more registered closed-end investment companies or BDCs (or controlled companies) in such a joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act, as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person7 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with8 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person. Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, co-partner or employee of a person described in (a) of the rule.

C.	Need For Relief

Co-Investment Transactions may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates fall within the category of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Fund. The Regulated Funds and the other Co-Investment Affiliates may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because the Adviser manages and may be deemed to control the Regulated Funds and the other Co-Investment Affiliates. Thus, the Regulated Funds and the other Co-Investment Affiliates could be deemed to be controlled by or under common control with the Adviser in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Co-Investment Affiliates to participate in Co-Investment Transactions.

[7]	Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.
[8]

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.9 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the Regulated Funds than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012, NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011, and Ridgewood Capital Management LLC and its affiliates, for which an order was granted on October 21, 2009.

F.	The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or a BDC, or an entity controlled by such registered investment company or BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[9]	Medley Capital Corporation, et al., Release No. IC-30769 (Oct. 28, 2013) (notice) (order pending); Stellus Capital Investment Corporation, et al., Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sep. 30, 2013) (notice).

The Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Regulated Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the principals of the Adviser would not be able to favor one Co-Investment Affiliate over a Regulated Fund through the allocation of investment opportunities amongst them. Because many attractive investment opportunities for one Co-Investment Affiliate will also be attractive investment opportunities for another Co-Investment Affiliate, the Applicants submit that the co-investment program presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to a particular Co-Investment Affiliate as opportunities arise. The Applicants submit that the Regulated Funds’ participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of other Co-Investment Affiliates.

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time a Co-Investment Affiliate or an investment adviser of a Co-Investment Affiliate considers a Potential Co-Investment Transaction for any Co-Investment Affiliate that falls within a Regulated Fund’s Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of such investment for the Regulated Fund in light of such Regulated Fund’s then-current circumstances.

2.     (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund;

(b) If the aggregate amount recommended by the Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by each other Co-Investment Affiliate, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the respective Eligible Directors with information concerning each party’s Available Capital to assist the Eligible Directors with their review of such Regulated Fund’s investments for compliance with these allocation procedures; and

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, (including the amount proposed to be invested by each Co-Investment Affiliate), to the Eligible Directors for their consideration. The Regulated Fund will co-invest with one or more Co-Investment Affiliates only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A)	the interests of the stockholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of the Co-Investment Affiliates; provided, that, if any Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s board of directors with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of any Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (who may, in turn, share their portion with their affiliated persons) and the Regulated Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Adviser or the Co-Investment Affiliates or any affiliated person of any of them (other than the parties to the Co-Investment Transaction) except (a) to the extent permitted by condition 13, (b) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction, or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the board of directors, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not offered to the Regulated Fund. All information presented to the board of directors pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Regulated Fund will not invest in reliance on the Order in any issuer in which any Co-Investment Affiliate or any affiliated person of the Co-Investment Affiliates is an existing investor.

6. The Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Regulated Fund as for each participating Co-Investment Affiliate. The grant to a Co-Investment Affiliate, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.     (a) If any Co-Investment Affiliate elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i) notify the Regulated Fund of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Regulated Fund in the disposition.

(b) The Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Co-Investment Affiliates.

(c) The Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Regulated Fund and each Co-Investment Affiliate in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the board of directors of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the board of directors of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) The Regulated Fund and each participating Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8.      (a) If any Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i) notify the Regulated Fund of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Regulated Fund.

(b) The Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Regulated Fund and each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Fund’s and the Co-Investment Affiliates’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Co-Investment Affiliates that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. The Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any of the Co-Investment Affiliates.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with the Regulated Fund and the Co-Investment Affiliates, be shared by the Regulated Fund and the Co-Investment Affiliates in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Regulated Fund and the participating Co-Investment Affiliates on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Regulated Fund and the participating Co-Investment Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Adviser, the Co-Investment Affiliates nor any affiliated person of the Regulated Fund will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Fund and the participating Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Adviser, investment advisory fees paid in accordance with the respective agreements between the Adviser and the Regulated Fund or the Co-Investment Affiliates).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Arthur H. Penn

PennantPark Investment Advisers, LLC

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the PNNT Board and the PFLT Board, by resolution duly adopted by each such board on November 13, 2012 (attached hereto as Exhibit A), the managing members of the Adviser and the general partner of PCOF, have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

The Applicants have caused this Application to be duly signed on their behalf on the 5th day of December 2013.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK CREDIT OPPORTUNITIES FUND, LP

By: PennantPark Capital, LLC, its general partner

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

PENNANTPARK FLOATING RATE CAPITAL FUNDING I, LLC

By: PennantPark Floating Rate Capital Ltd., its designated manager

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK SBIC LP

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK SBIC II LP

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated December 5, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK CREDIT OPPORTUNITIES FUND, LP

By: PennantPark Capital, LLC, its general partner

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

EXHIBIT A

RESOLVED, that each Board of Directors hereby authorizes the Officers in the name and on behalf of the applicable Corporation to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his or their execution thereof.